WILLIAMS CREEK EXPLORATIONS LIMITED

1202-1022 Nelson Street, Vanco[redacted]480 Fax: 604-685-0553

NEWS RELEASE October 9, 2003
Trading Symbol: WCX TSX-V

Drilling Underway at the Westport Gold Project Barkerville, B.C.

The company is pleased to announce that a diamond drill program has commenced on the company's Westport gold project located near Barkerville, B.C..

The Westport project consists of 28 crown granted claims wholly owned by the company that straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. These claims directly adjoin the claims held by International Wayside Gold Mines Ltd. who announced in 2000 the discovery of the high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that previously recognised to host gold mineralization in the area.

The drill program has been planned to test a geophysical anomaly identified by the company in a work program carried out on the property in September of this year. The high chargeability and low resistivity elongate geophysical anomaly that was identified is coincident with the projection of the Bonanza Ledge zone onto the company's holdings. The anomaly was identified on all 5 survey lines, over more than one kilometre and remains open along strike within the confines of the company's holdings. Five holes totalling 1000 meters are planned to test the anomaly.

In 1995 the property was optioned to Gold City Mining Corporation who returned the property to the company after carrying out a trenching and limited drill program. The trenching was carried out on the edge of the new geophysical anomaly and encountered significant gold mineralization hosted in a similar geologic setting to that of the Bonanza Ledge discovery. This trenching has never been followed up with further work. The results are tabulated below:

Trench	Sample Length (m)	Gold (g/t)	Gold (oz/t)
WC95-01	1.4	23.4	0.68
WC95-03	1.8	23.7	0.69
WC95-03	7.7	12.0	0.35
WC95-03	3.3	15.4	0.45
WC95-3N	1.2	21.8	0.63
WC95-3N	1.8	17.1	0.50

A quality control program has been put in place which includes the insertion of blanks, standards and duplicates into the samples stream. Analyses will be carried out by ALS Chemex Labs of North Vancouver. Vin Campbell, Ph.D., P.Geo is the qualified person on the project under the meaning of National Instrument 43-101.

For further information please contact:
Morgan J. Poliquin, Director, Williams Creek Explorations Ltd.
Ph. 604 689-7644

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

Morgan Poliquin, M.Sc., P.Eng.
Director

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